DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116 TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com January 16, 2019

FIRM/AFFILIATE

OFFICES

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

VIA EDGAR

Samantha Brutlag

Attorney

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	BlackRock Credit Strategies Fund

(File Nos.: 333-227456; 811-23380)

Dear Ms. Brutlag:

Thank you for your comments received on October 17, 2018 regarding the registration statement on Form N-2 filed by BlackRock Credit Strategies Fund (the “Fund”) on September 21, 2018 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”). We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes in response to comments on the Registration Statement will be reflected in the Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”), which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the initial filing of the Registration Statement.

Your comments are set forth in bold, followed by the Fund’s responses. Capitalized terms not otherwise defined have the meanings ascribed to them in the Registration Statement.

***

Samantha Brutlag

January 16, 2019

Prospectus Summary

1.

Under the caption “Investment Policies” on page 3, the prospectus states that “As part of its strategy, the Fund will seek to invest in select less liquid or illiquid private credit investments, generally involving corporate borrowers, that the Advisor believes present the potential for higher yield and capital appreciation versus more liquid portions of the Fund’s portfolio. While the amount of Fund assets allocated to such investments may vary over time, the Advisor anticipates allocating 30-50% of Fund assets to these types of investments.” (Emphasis added.) Please further clarify the meaning of private credit investments and consider adding a specific risk factor for such term.

The Fund has made the requested clarification.

2.

The section captioned “Investment Policies” states on page 3 that “[t]he Fund may enter into any type of derivatives transaction.” The Division of Investment Management has made a number of observations about derivative-related disclosure by investment companies by means of a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Please review the observations in that letter and, to the extent applicable, revise your disclosure concerning the use and risks of derivatives. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

The Fund believes that the scope and location of its derivatives disclosure in the Registration Statement is consistent with the observations set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

3.

The section captioned “Principal Risk Considerations” includes a risk factor on page 20 called “Strategic Transactions and Derivatives Risk.” “Strategic Transactions” is a defined term that is defined on page 3 of the prospectus. Please consider redefining it here — particularly since “Derivatives” is defined in this risk description — or provide a cross-reference to the definition on page 3.

The Fund has redefined “Strategic Transactions” under the heading “Principal Risk Considerations—Strategic Transactions and Derivations and Derivatives Risk.”

4.

The section captioned “Principal Risk Considerations” includes a risk factor on page 21 called “Direct Lending Risk”, and a related risk factor on page 27 called “Senior Loans Risk.” We are aware that rating agencies have recently reported that traditional lender protections in these loans are being weakened or eliminated and that so-called “covenant-lite loans” are increasingly common. See, e.g., Moody’s Investors Service, “Leveraged loans — EMEA:

Samantha Brutlag

January 16, 2019

Traditional covenant protections eroding on all major fronts” (April 24, 2018) (https://www.moodys.com/research/Moodys-Lender-protections-eroding-fast-in-EMEAleveraged-loan-arena--PR_382759). If the Fund intends to invest in covenant-lite loans, please describe such loans and the extent to which the Fund may invest in such loans; also, disclose the risks of such loans.

The Fund has added the requested disclosure.

5.

The section captioned “Principal Risk Considerations” includes a risk factor on page 26 called “Structured Investments Risks”, which states that “[t]he Fund may invest in structured products, including structured notes, [and] equity-linked notes.” Structured notes and equity-linked notes are not explicitly discussed in the “Investment Policies” section of the prospectus. If the Fund considers investing in these types of structured products to be part of its principal investment strategy, please discuss such investments in the “Investment Policies” section; otherwise, consider deleting it as a principal risk.

The Fund has deleted “Structured Investments Risks” from the section captioned “Principal Risk Considerations.”

6.

The section captioned “Principal Risk Considerations” includes a sub-heading titled “Additional Risk Considerations”, which are described as “additional risks relating to investments in the Fund.” If these additional risks refer to non-principal risks, please disclose that here.

The Fund has revised the requested disclosure to identify principal versus non-principal risks.

Prospectus

Summary of Fund Fees and Expenses

7.	Please provide the staff with a completed fee table and expense example as soon as practicable.

The Amendment includes a completed fee table and expense example for the Institutional Class Shares, and the Fund will provide a completed fee table and expense example for the Brokerage Class Shares as soon as practicable.

General Comments

8.	Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Noted.

Samantha Brutlag

January 16, 2019

9.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Noted.

10.

If you intend to omit certain information from the form of the prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

The Fund will identify any such information supplementally before filing a final pre-effective amendment.

11.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The Fund submitted an exemptive application on September 21, 2018, which was amended on January 11, 2019, BlackRock Capital Investment Corporation, et al. (File No. 812-14955-26), seeking an order to permit certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 thereunder. In addition, the Fund submitted an exemptive application on September 24, 2018, which was amended on January 15, 2019, BlackRock Credit Strategies Fund, et al. (File No. 812-14956), seeking an order to permit the implementation of a multi-class share structure.

12.

Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Noted.

13.	We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Noted.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Samantha Brutlag

January 16, 2019

Best regards,

/s/ Kenneth E. Burdon
Kenneth E. Burdon